Filed by Tailwind Acquisition Corp. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Tailwind Acquisition Corp.
Commission File No. 001-39489

As Merger Nears, Tailwind Acquisition Corp. Highlights QOMPLX’s Strong Business Growth and Momentum

Tailwind applauds QOMPLX’s continued acceleration of business momentum, new partnerships, elite talent hires, intellectual property expansion, groundbreaking new products, and media coverage

Source: QOMPLX and Tailwind

Los Angeles, CA., July 12, 2021 -- In advance of the approaching July 20th shareholder meeting, Tailwind Acquisition Corp. (NYSE: TWND) (“Tailwind”), a special purpose acquisition company, is proud to highlight the robust growth achieved in 2021 by its business combination company QOMPLX, Inc. (“QOMPLX”). Since the original announcement on March 2, 2021, the global focus on cybersecurity has immensely accelerated given the increase in ransomware attacks, and QOMPLX has continued to execute well this year, with major accomplishments that include:

●	Winning several large new contracts from premier customers (both new and existing), including the U.S. Navy, NASA, and leading global corporations including banks, insurers, logistics, and professional services firms

●	Reliably defeating Microsoft’s Defender for Identity, Tenable.ad, and Crowdstrike’s Preempt identity solutions for long-term contracts in leading global corporations ─ including one of the world’s largest banks

●	Announcing exceptional post-merger Directors including Chris Krebs, the former Director of the Cybersecurity and Infrastructure Security Agency in the U.S. Department of Homeland Security, who will play a key role in QOMPLX’s continued expansion defending against modern and critical cybersecurity threats

●	Signing multiple new partnerships to expand offerings and extending product and data integrations with top technology companies that now include AWS, IBM, Splunk, Twitter, Slack, and Stripe

●	Expanding its formidable product portfolio with additional SaaS analytics packages and gained more protected intellectual property in real-time analytics and cyber security, with 43 U.S. patents now allowed/issued and 112 more currently pending

Tailwind CEO, Chris Hollod noted that “QOMPLX continues to execute exceptionally well in an environment where the need for cybersecurity and data infrastructure solutions is more pronounced today than ever before. Jason continues to shine as an industry leader and the business results validate how their technology solutions are truly best in class for enterprise level needs.”

Continued rapid growth across the enterprise is emblematic of QOMPLX’s unique role in providing solutions to manage ever present long-term risks that are foundational to the modern global economy, including cybersecurity, insurance, and climate change. The underlying capabilities of the QOMPLX core data factory fuel cloud-native cybersecurity and risk analytics offerings with the ability to rapidly ingest, transform and contextualize data at scale, much faster than traditionally seen across the industry. QOMPLX’s ability to deliver exceptional technology with unique domain expertise as an integrated solution or standalone SaaS offering is fueling exceptional customer success and growth.

CEO Jason Crabtree stated that “QOMPLX continues to demonstrate that in addition to being the clear leader in Active Directory and identity security solutions for the largest, most capable and discerning customers, our team is demonstrating the power of combining exceptional domain expertise with our powerful cloud-native analytics core. We are building this business to address our clients’ most critical risks ─ QOMPLX’s growth is powered by real and growing revenues, revolutionary products and widely recognized expertise.”

1. Commercial and Federal Momentum Continues to Build

●	Top 20 global bank by assets and one of the largest Microsoft E5 customers joins multiple other major E5 customers in selecting QOMPLX’s real-time identity security solutions over Microsoft Defender for Identity and 10 other competing vendors including CrowdStrike’s Preempt Identity and Tenable.ad as part of a multi-million dollar and multi-year commercial agreement.

●	Awarded 2 Full and Open multiple award contracts supporting the U.S. Navy enterprise information systems via our proposed pipeline acquisition Sentar, Inc. (“Sentar”). With a cumulative potential value of ~$100M, we will compete for task orders over the next 7 years (June 2028).
○	Awarded the first completed task order to develop software for the U.S. Navy Battle Force Tactical Network in July.
○	Awarded a 2-year contract in June to provide cybersecurity solutions for the Navy’s Joint Integrated Broadcast Service (IBS) Network Emulator (JINE) Project and the Maritime Integrated Broadcast Service (MIBS)
○	In June, awarded an expansion of our existing secure systems engineering work supporting Navy ashore and afloat programs such as SHARKCAGE.

●	Expanded client portfolio with an award of a NASA contract to provide cyber verification and validation services for ground systems used to support space exploration and science missions via Sentar.

●	Awarded a new contract for secure software supporting the U.S. Air Force Ground-Based Strategic Deterrent program. Supporting the modernization of this component of the U.S. strategic nuclear deterrent triad via Sentar.

●	One of the largest publicly traded software development firms in Latin America chose QOMPLX to secure its Microsoft Active Directory and identity environment ─ gaining instant visibility to their critical infrastructure risks and validating that every logon attempt by humans and computers on their network are real.

●	After one of the largest global logistics and food distribution companies deployed QOMPLX solutions across its critical identity infrastructure in 2020, it has since expanded its use of QOMPLX’s technology to cover a new acquisition and engaged QOMPLX as a trusted partner to chart a quantitatively underpinned multi-year security roadmap for strategic transformation and integration across all security infrastructure.

●	QOMPLX continues to build extensive international depth and momentum with major global enterprises, with significant customer acquisition advancements into international markets with lighthouse account progress in the LATAM, EMEA, and APAC regions. This includes multiple examples of large enterprise clients that are validating QOMPLX’s solutions against competitors in requests for proposal and follow-on bake-off testing. Recent late-stage opportunity progression with major global enterprise prospects include:
○	One of the largest banks in Latin America, mirroring recent experience with other leading global financial institutions, selected QOMPLX as the Active Directory and identity security technology leader after extensive testing and validation ─ commercial negotiations ongoing.
○	One of the largest Asian technology companies just narrowed down its prospective identity security providers to QOMPLX and one other vendor for a final competitive round of testing before final procurement actions.
○	A global consumer brand for more than 100 years recently finished technical validation testing of QOMPLX’s identity security solution ─ validating technology outperformance against a number of competitors ─ now moving to final commercial terms negotiations.

●	Top insurer and commercial bank selected QOMPLX to protect its identity and privilege access from the types of identity attacks reported in the news due to ransomware and data breach risks.

●	Three different multi-billion-dollar SPAC transaction teams benefited from QOMPLX cyber diligence support, with additional mergers & acquisitions diligence completed for other major public and private enterprise customers.

●	A leading UK asset manager joins multiple multi-billion-dollar U.S. assets managers in selecting QOMPLX to manage its cybersecurity risk ─ differentiated by market leading identity assurance capabilities.

●	A leading Canadian cyber threat hunting firm integrates select proprietary QOMPLX cybersecurity data feeds to inform their own data enrichment threat hunting products and services.

●	A California-based defense contractor chooses QOMPLX to improve cybersecurity visibility and defenses.

●	Major East Coast law firm expanded its use of QOMPLX software to include managed capabilities after QOMPLX identified and mitigated major identity-related risks in just days while cutting overall cybersecurity costs through vendor consolidation.

●	Due to exceptional client feedback from existing Latin American clients and prospects, a leading Latin American technology reseller partnered with QOMPLX to expand cybersecurity and analytics use cases in the region.

●	Successfully secured funding from Microsoft, via our proposed pipeline acquisition of RPC-Tyche LLP (“Tyche”), to further optimize pipeline acquisition Tyche’s insurance analytics performance and SaaS deployment options on Azure. Simultaneously completed significant extensions of complementary simulation modeling tools for catastrophic and systemic risks within Q:OS.

●	In the last quarter, three major international insurers have selected the Tyche Pricing System for pricing their General Insurance commercial lines book. This expands the insurance client base operating across Europe, North America and Asia writing all major classes of business.

●	Another major global insurance player has passed into technical go-live with our Tyche Accumulation Management tool. This tool performs a vast number of calculations to provide insightful diagnostics of the client’s Catastrophe aggregate positions in rapid timeframes.

●	A project has commenced with a leading UK insurer to replace their existing Internal Model with the Tyche Capital Model. This represents another significant endorsement of the business value provided by the Tyche Capital Model over the incumbent systems being phased out.

2. Partnerships

Integration Partnerships: QOMPLX has created a robust ecosystem of partners allowing customers a more holistic view of risk by integrating data across various enterprise tools such as ticketing systems, IT operations, compliance frameworks, credit scores and company risk score data, as well as enhancing partnering to enhance product offerings. Select partners include AWS, IBM QRadar, NxLog, Qualys, RSA Archer, Splunk, ServiceNow, Quest, Unified Compliance/Network Frontiers, FICO, OneShield, Buckhill C2MS, FICO, Twilio, Slack, and Stripe.

Reseller and Distribution Partnerships: In addition, QOMPLX has established partnerships with some of the leading cyber and insurance resellers and distribution partners creating a joint selling opportunity to bring QOMPLX customers and reseller customers a breadth of offerings across enterprise risk. Select partners across the combined business include PwC, EY, SSP, Acturis, Costero Brokers, Howden Reinsurance Brokers, Pro Global, Kroll, Bridge Security Advisors, NDP, Copper River, and Morgan Franklin Consulting.

Insurance Analytics, Data and Model Marketplace: To further expand the reseller and distribution partnerships, QOMPLX has partnered with leading insurance model vendors across multiple perils to offer a more robust set of models through the QOMPLX HELM insurance data and model marketplace with model vendors such as OasisLMF, COMBUS, Fathom, & CoreLogic being added to QOMPLX’s cloud-native offerings.

3. Leadership Additions of Top-Tier Executives and Directors

Board of Directors

QOMPLX has recruited and secured prodigious talent with deep domain experience in cybersecurity, data analytics, artificial intelligence, critical financial and energy infrastructure, insurance and finance risk, and human capital management to support business growth as QOMPLX transitions to public company operations. Directors, effective at the closing of the business combination, will include:

●	William Foley, Executive Chairman of Cannae Holdings, Executive & Director of Fidelity National Financial for 32 Years, Chairman of Paysafe, Chairman of Dun & Bradstreet, and Owner of the Las Vegas Golden Knights NHL Franchise Through Black Knight Sports & Entertainment

●	Chris Krebs, Former Director of the Cybersecurity & Infrastructure Security Agency, currently Co-Chair of the Aspen Digital Commission on Information Disorder

●	Lisa Crutchfield, Former Executive Vice President of regulation and pricing for National Grid, Senior Vice President for Regulatory and External Affairs for PECO Energy Company, and Vice President of Energy Policy for Duke Energy

●	Steven Guggenheimer, Former Corporate Vice President of Artificial Intelligence for Microsoft, currently Non-Executive Director at HSBC

●	Anne Edwards, General Counsel and Chief Human Resources Officer for Luma Financial Technologies; 10+ Years Leading Human Resources for LON:DMG

General Counsel

As of July 2021, Carol DiBattiste will serve as QOMPLX’s General Counsel and lead legal, compliance, and people functions. She previously served as the Under Secretary of the U.S. Air Force, Department of Defense, where she led a $70 billion, 710,000 military and civilian department responsible for recruiting, training and education, and readiness, and earlier as Principal Deputy General Counsel for the U.S. Navy. In the private sector, Ms. DiBattiste has served in five public companies in senior legal roles around privacy, security, compliance, and litigation, including Comscore, Geeknet, ChoicePoint, Reed Elsevier/LexisNexis and Education Management Corporation.

Government Solutions

In Q1 2021, Vincent Mihalik joined as Vice President of ICS & Cyber Consultancy for Sentar Government and brings deep Industrial Control System cybersecurity expertise in both public and private sectors, fueling expanded our Operational Technology (OT) cybersecurity go-to-market strategy.

In Q1 2021, Manny Lovgren joined as Vice President of Navy and Marine Corps for Sentar Government and brings experience with the Navy and USMC to accelerate market share expansion with those clients, leveraging the momentum we have already established.

4. Robust and Rapidly Growing Intellectual Property

QOMPLX continues to rapidly add to its robust catalogue of patents issued by the U.S. Patent and Trademark Office ─ with 6 new issuances in the past 60 days, and 3 in the last 14 days alone. This robust catalogue of intellectual property covering analytics infrastructure and applications in cybersecurity and risk management underscores the superlative domain experience and deeply differentiated technology core that QOMPLX offers to its customers.

New patent issuances underscore real-time cyber risk scoring and catastrophic breach detection capabilities - core to addressing pressing cybersecurity and cyber insurance challenges exemplified by major ransomware and espionage events over the past year. Highlights of QOMPLX’s expanding intellectual property assets include:

●	Strong Existing Catalogue:	43 ALLOWED / ISSUED patents with priority dating as far back as 2015

●	Robust Pipeline Ahead:	112 PENDING patents currently on file with the USPTO

5. Powerful New Product Offerings and Extensions

●	Added a robust expansion of Q:CYBER Privilege Assurance: “Graph View”. It empowers customers to more quickly see and predict specific weaknesses in their cybersecurity posture, showing defenders the attack paths and misconfigurations that ransomware gangs, hostile nations, or other malign actors might take during an intrusion. Privilege Assurance with Graph View helps customers cut the time to see attack paths from days to minutes, making disastrous lateral movement attacks like the SolarWinds and Kaseya breaches far less likely to be undetected.

●	Announced “TimeEngine”, a multidimensional database and analytics engine for ingesting, storing, and modeling time series data. TimeEngine makes it easy for customers to better understand their data even when collecting and operating at billions of data events per day. TimeEngine has multiple applications that include tracking vehicles and shipping containers; examining how corporate offices may be impacted by winds or floods; understanding climate change by tracking changing animal migrations; and risks from proximity to potential terrorism targets. TimeEngine also powers and complements key temporal and behavioral analysis capabilities in QOMPLX cyber solutions.

●	Announced the general availability of “Scratchpads”, a new and robust built-in data analysis tool that allows customers to better harness the power of their data. It allows QOMPLX customers in sectors including banking, insurance, legal services, and beyond to seamlessly carry out advanced analytics, gaining the insights they need to keep pace with the rapidly increasing risks and enormous volumes of data that today’s organizations must swiftly manage. Users can mine their data for valuable insights across multiple timescales, specific geolocations, and much more.

●	Successfully integrated and operationalized its HyperionGray acquisition, completed in January 2021, which included unique Internet-scale web vulnerability scanning technology and data, a global cyber attack sensor service, and some of the most comprehensive breach database records available ─ all as part of QOMPLX’s external attack surface, breach, and risk exposure monitoring offerings.

●	In 2021, significant releases to the Q:OS Data and Analytics offering (DnA), which allows users to ingest, create, manage, and search datasets to discover insights independently. The key updates support incredibly advanced data fusion use cases for clients across general purpose enterprise analytics while also enhancing core cyber and insurance solutions.

●	Additionally, Connector, an increasingly integral piece of the Q:OS experience, continues to add to its dozens of data ingest and publication plugins and capabilities - recent additions include collecting log information from Microsoft Office 365 products and APIs and for use in custom analytics and in Q:Cyber built-in features.

6. Media Coverage and Recognition

QOMPLX CEO Jason Crabtree is a widely recognized expert on cybersecurity, data, and risk management. Jason and QOMPLX been featured on over 40 mainstream media engagements in the first half of 2021 alone, including major outlets such as:

●	Featured on CBS This Morning providing expert analysis on the REvil ransomware attack

●	Featured on CNN, Fox News, NBC, ABC, Black News Channel, Rural TV & Univision providing expert analysis on the JBS ransomware attack

●	Featured on DW News (Germany) to discuss the Biden Administration’s options to combat Russia-based cyber criminal affiliate networks

●	Featured on Associated Press TV to analyze unplanned and widespread internet outages and the effects on the U.S. economy and average citizen

●	Interviewed in Yahoo Finance on SolarWinds and the biggest challenges in cybersecurity

●	Interviewed in CNBC to analyze security and privacy concerns around Chinese technology applications and cybersecurity policies impacting U.S. consumers and businesses

●	Interviewed in The New Yorker exploring the controversial use of cyber offensive measures by organizations that have been the victim of sophisticated, nation-backed cyber adversaries

●	Quoted in Axios providing expert commentary on the Colonial Pipeline ransomware attack

7. Awards

In 2021, QOMPLX and its pipeline acquisitions were proud to receive awards and recognition from Ernst and Young, a leading global professional services firm, and Cyber Defense Magazine (CDM), a leading information security publication. These awards further demonstrates that QOMPLX’s technology solutions are at the leading edge of where the industry is headed long-term. The specific awards are:

●	Ernst and Young - Entrepreneur of the Year Award (Mid-Atlantic Finalist)
○	Awarded to QOMPLX CEO Jason Crabtree- Winners to be announced in August

●	Global Info Sec/Cyber Defense Magazine Winners in Two Categories
●	"Next-Gen in Critical Infrastructure Protection"
●	"Most Innovative in Identity & Access Management"

●	Three FedHealthIT Innovation Awards in 2021 for Sentar cybersecurity solutions supporting the Defense Health Agency (DHA) continuing its success of six awards over the past four years by improving security for 8 million patients:
●	Medical Community of Interest (Med-COI) Transition Risk Assessment Process (MTRAP)
●	Enterprise Intelligence and Data Solutions Cyber Team
●	Cyber Operations Center (CyOC).

About Tailwind Acquisition Corp.

Tailwind is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses or entities. For more information, please visit https://twnd.tailwindacquisition.com

About QOMPLX

QOMPLX helps organizations make intelligent business decisions and better manage risk through its advanced, proprietary risk cloud. QOMPLX is the leader at rapidly ingesting, transforming, and contextualizing large, complex, and disparate data sources through our cloud-native data factory in order to help organizations better quantify, model, and predict risk. QOMPLX’s specialized experts and technology solutions in cybersecurity, insurance, and finance power leading global corporations and mission critical public sector agencies. For more information, visit qomplx.com and follow @QOMPLX on Twitter.

CONTACT:

Max Lifton, Moxie Communications Group

max@moxiegrouppr.com

James Faeh, Director of Corporate Communications
james.faeh@qomplx.com

Randy Scherago, Investor Relations Manager
randy.scherago@qomplx.com

DISCLAIMERS:

Additional Information

In connection with the transactions contemplated by the Business Combination Agreement, dated March 1, 2021 (the “Business Combination Agreement”), by and among Tailwind , Compass Merger Sub, Inc., QOMPLX and Rationem, LLC, in its capacity as the representative of the stockholders of QOMPLX (such transactions, the “Business Combination”), Tailwind has filed a Registration Statement on Form S-4 (the “Registration Statement”), which includes a definitive proxy statement/prospectus, with the U.S. Securities and Exchange Commission (“SEC”). Tailwind has mailed the definitive proxy statement/prospectus and other relevant documents to its stockholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Tailwind has sent or will send to its stockholders in connection with the Business Combination. Investors and security holders of Tailwind are advised to read the proxy statement/prospectus in connection with the special meeting to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus contains important information about the Business Combination and the parties to the Business Combination. The proxy statement/prospectus was mailed to stockholders of Tailwind as of June 2, 2021, the record date established for voting on the Business Combination. Stockholders will also be able to obtain copies of the proxy statement/prospectus, without charge at the SEC’s website at www.sec.gov or by directing a request to: 1545 Courtney Avenue, Los Angeles, California 90046.

Participants in the Solicitation

Tailwind, QOMPLX and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Tailwind’s stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Tailwind’s directors and officers in Tailwind’s filings with the SEC, including the Registration Statement filed with the SEC by Tailwind, including the definitive proxy statement/prospectus filed with the SEC by Tailwind on June 25, 2021, relating to the Business Combination. The names and interests of QOMPLX’s directors and executive officers are also in the definitive proxy statement/prospectus filed with the SEC by Tailwind.

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between Tailwind and QOMPLX, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Tailwind’s and QOMPLX’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Tailwind and QOMPLX. These statements are subject to a number of risks and uncertainties regarding Tailwind’s businesses and the Business Combination, and actual results may differ materially. QOMPLX's pipeline acquisitions are expected to close substantially concurrently with the business combination. These risks and uncertainties include, but are not limited to, general economic, political and business conditions generally and competitive factors impacting the businesses of any of Tailwind, QOMPLX, Sentar and Tyche; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the inability of QOMPLX to consummate the acquisition of either of Sentar or Tyche by QOMPLX or the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement for the acquisition of Sentar or Tyche by QOMPLX; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the stockholders of Tailwind or QOMPLX for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Tailwind, QOMPLX, Sentar and Tyche; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of the combined company to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by Tailwind’s stockholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on the New York Stock Exchange following the Business Combination; costs related to the Business Combination; inaccuracies for any reason in the estimates of expenses and profitability and the projected financial information (including on a pro forma basis giving effect to the acquisitions of Hyperion Gray, LLC, Sentar and Tyche) for QOMPLX; and other risks and uncertainties, including those included under the header “Risk Factors” in the definitive proxy statement/prospectus filed with the SEC by Tailwind and those included under the header “Risk Factors” in Tailwind’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020. There may be additional risks that are presently unknown or believed to be immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Tailwind’s and QOMPLX’s expectations, plans or forecasts of future events and views as of the date of this communication. Tailwind and QOMPLX anticipate that subsequent events and developments will cause these assessments to change. However, while Tailwind and QOMPLX may elect to update these forward-looking statements at some point in the future, Tailwind and QOMPLX specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Tailwind’s or QOMPLX’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.